Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion by reference of our report dated March 21, 2024 in the Shell Company Report of PS International Group Ltd. (File No. 001-42182), with respect to our audits of the balance sheets of AIB Acquisition Corporation (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023 and appears in the annual report. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Shell Company Report.

/s/ UHY LLP

New York, New York

July 24, 2024